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                                                   INVESTMENT COMPANY BLANKET BOND


                                               NATIONAL, UNION FIRE INSURANCE COMPANY
                                                          OF PITTSBURGH, PA
                                     (A stock Insurance Company, herein Called the Underwriter)

DECLARATIONS

Item 1.     Name of Insured                     Keeley Funds, Inc.                                              BOND NUMBER

            Principal Address:                  Suite 1201                                                      6214043
                                                401 South LaSalle Street
                                                Chicago IL 60605

                                                     (Herein called the Insured)

Item 2.     Bond Period from 12:01 a.m. on 10/01/2006 to 12:Ol a.m. on 10/01/2007

            The effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of the said dates.

____________________________________________________________________________________________________________________________________

Item 3.     Limit of Liability -
            Subject to Section 9, 10, and 12 hereof:
                                                                        Limit of Liability                      Deductible Amount
            Insuring Agreement A - FIDELITY                             $2,500,000                              $0
            Insuring Agreement B - AUDIT EXPENSE                        $25,000                                 $0
            Insuring Agreement C - ON PREMISES                          $2,500,000                              $0
            Insuring Agreement D - IN TRANSIT                           $2,500,000                              $0
            Insuring Agreement E - FORGERY OR ALTERATION                $2,500,000                              $0
            Insuring Agreement F - SECURITIES                           $2,500,000                              $0
            Insuring Agreement G - COUNTERFEIT CURRENCY                 $2,500,000                              $0
            Insuring Agreement H - STOP PAYMENT                         $25,000                                 $0
            Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT       $25,000                                 $0

OPTIONAL COVERAGES ADDED BY RIDER:

            Insuring Agreement J - COMPUTER SYSTEMS                     $2,500,000                              $0
            Insuring Agreement K - UNAUTHORIZED SIGNATURES              $25,000                                 $0
            Insuring Agreement L - AUTOMATED PHONE SYSTEMS              Not Covered                             Not Covered
            Insuring Agreement M - TELEFACSIMILE                        Not Covered                             Not Covered

            If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring
            Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

____________________________________________________________________________________________________________________________________

Item 4.     Office or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All other Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:
            No Exceptions

____________________________________________________________________________________________________________________________________

Item 5.     The Liability of the Underwiter is subject to the terms of the following riders attached hereto:
            1-5

____________________________________________________________________________________________________________________________________

Item 6.     The Insured by the acceptance of this bond gives notice to the Underwriter terminating or cancelling prior bond(s)
            or policy(ies) No.(s) N/A such termination or cancellation to be effective as of the time this bond becomes effective.

====================================================================================================================================


                                                                                By:              /s/ Steven E. Liston
        `                                                                           ________________________________________________
                                                                                               Authorized Representative
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                      NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  RIDER No. 1

     To be attached to and form part of Bond No. 6214043

in favor of Keeley Funds, Inc.

effective as of 10/01/2006

In consideration of the premium charged for the attached bond, it is hereby agreed that:

     1. From and after the time this rider becomes effective the Insured under the attached bond are:

     Keeley Small Cap Value Fund, Inc.
     Keeley Mid Cap Value Fund
     Keeley All Cap Value Fund

     2. The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

     3. Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

     4. If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

     5. The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

     6. If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.


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     7. The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

     8. This rider shall become effective as 12:Ol a.m. on 10/01/2006

Signed, Sealed and dated

                                        By:     /s/ Steven E. Liston
                                            ______________________________
                                              Authorized Representative


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                     NATIONAL UNION FIRE INSURANCE COMPANY
                               OF PITTSBURGH, PA

                                  Rider No. 2

                            AMENDMENT TO TERMINATION

To be attached to and form part of Investment Company Blanket Bond No. 6214043 In favor of Keeley Funds, Inc..

It is agreed that:

1. The attached bond is hereby amended by deleting Section 13., TERMINATION, in its entirety and substituting the following:

       The Underwriter may terminate this bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange
       Commission, Washington, D.C. The Insured may terminate this bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission, Washington, D.C. prior to 90 days before the effective date of the termination. The Underwriter shall notify all other Investment Companies named as Insured of the receipt of such termination notice and the termination cannot be effective prior to 90 days after receipt of written notice by a1l other Investment Companies. Premiums are earned until the termination date as set forth herein.

       This Bond will terminate as to any one Insured, (other than a registered management investment company), immediately upon taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for he benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

       This Bond will terminate as to any registered management investment company upon the expiration of 90 days after written notice has been given to the Securities and Exchange Commission, Washington, D.C.

       The Underwriter shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata terminated for any other reason.

       This bond shall terminate

       a. as to any Employee as soon as any partner, officer or supervisory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then in transit in the custody of such Employee and upon the expiration of ninety
              (90) days after written notice has been given to the Securities and Exchange Commission, Washington, D.C. (See Section 16(d)) and to the Insured Investment Company, or

       b. as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this bond as to such Employee, or


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       c.     as to any person, who is a partner, officer or employee of any
              Electronic Data Processor covered under this bond, from and after the time that Insured or any partner or officer thereof not in collusion with such person shall have knowledge or information that such person has committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this bond is effective and upon the expiration of ninety (90) days after written notice has been given by the Underwriter to the Securities and Exchange Commission, Washington DC and to the insured Investment Company.

2. Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

3.     This rider is effective as of 12:01 a.m. on 10/01/2006


                                        By:     /s/ Steven E. Liston
                                            ______________________________
                                              Authorized Representative


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                               POLICYHOLDER NOTICE
                               ___________________


Thank you for purchasing insurance from a member company of American International Group, Inc. (AIG). The AIG member companies generally pay compensation to brokers and independent agents, and may have paid compensation in connection with your policy. You can review and obtain information about the nature and range of compensation paid by AIG member companies to brokers and independent agents in the United States by visiting our website at www.aigproducercompensation.com or by calling AIG at 1-800-706-3102.

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                   RIDER NO. 3

                              INSURING AGREEMENT J

     To be attached to and form part of Bond No.6214043

in favor of Keeley Funds, Inc.

It is agreed that:

1. The attached bond is amended by adding an additional insuring agreement as follows :

                                COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)  entry of data into, or
(2)  change of data or programs within

a Computer System; provided the fraudulent entry or change causes

(a)  Property to be transferred, paid or delivered,
(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited:
(c)  an unauthorized account of a fictitious account to be debited or credited;

(3) voice instructions or advices having been transmitted to the Insured or its agent(s) by telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the intent to:

(i)   cause the Insured or its agent(s) to sustain a loss, and
(ii) obtain financial benefit for that individual or for other persons intended by that individual to receive financial benefit,
(iii) and further provided such voice instruction or advices:

(a) were made by a person who purported to represent an individual authorized to make such voice instruction or advices; and
(b)   were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s)shall to the best of their ability electronically record all voice instructions or advices received over telephone. The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

                              SCHEDULE OF SYSTEMS

                  All computer systems utilized by the Insured

2.   As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,
(b)  systems and application software,


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(c)  terminal devices,
(d)  related communication networks or customer communication systems, and
(e)  related Electronic Funds transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the exclusions in the attached bond, the following exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data; and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.   The following portions of the attached bond are not applicable to this
Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b)  Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL
     LIABILITY
(c)  Section 10-LIMIT OF LIABILITY

5. The Coverage afforded by this rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A Series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.   The Limit of Liability for the coverage provided by this Rider shall be Two
million, five hundred thousand dollars                       ($2,500,000      ),
it being understood however, that such liability shall be part of and not in addition to the Limit of Liability stated in Item 3 of the Declarations of the attached bond.

8.   The Underwriter shall be liable hereunder for the amount by which one loss
shall be in excess of Nil                                    ($0            ),
(herein called the Deductible amount) but not in excess of the Limit of Liability stated above.

9. If any loss is covered under this Insuring Agreement and any other Insuring Agreement or Coverage, the maximum amount payable for such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10. Coverage under this Rider shall terminate upon termination or cancellation of the bond to which this Rider is attached. Coverage under this rider may also be terminated or cancelled without canceling the bond as an entirety:

(a) 60 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel coverage under this Rider, or
(b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduced by notice from, or at the instance of, the Insured.

11. Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and Limitations of this bond is amended by adding the following sentences:


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"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice Instructions or advices."

12. Not withstanding the foregoing, however, coverage afforded by this Rider is not designed to provide protection against loss covered under a separate Electronic and Computer Crime Policy by whatever title assigned or by whatever Underwriter written. Any loss which is covered under such separate Policy is excluded from coverage under this bond; and the Insured agrees to make claim for such loss under its separate Policy.

13.  This rider shall become effective at 12:Ol a.m. Standard time on 10/01/2006


                            By: /s/ Steven E. Liston
                                _________________________
                                Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                   RIDER NO. 4

                              INSURING AGREEMENT K

To be attached to and form a part of Investment Company Blanket Bond No. 6214043 in favor of Keeley Funds, Inc.

It is agreed that:

(1) The attached bond is amended by adding an additional Insuring Agreement as follows :

                             UNAUTHORIZED SIGNATURES

(2) Loss resulting directly from the insured having accepted, paid or cashed any check or withdrawal order, draft, made or drawn on a customer's account which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

(3) It shall be a condition precedent to the Insured's right of recovery under this rider that the Insured shall have on file signatures all persons who are authorized signatories on such account.

(4)  The Limit of Liability for the coverage provided by this rider shall be
     Twenty five thousand dollars                            ($25,000       ) it
     being understood, however, that such liability shall be part of and not in addition to the Limit of Liability stated in item 3. of the Declarations of the attached bond.

(5) The Underwriter shall not be liable under the Unauthorized Signatures Rider for any loss on account of any instrument unless the amount of such instrument shall be excess of Nil
     ($0            )(herein called Deductible Amount) and unless such loss on account of such instrument, after deducting all recoveries on account of such instrument made prior to the payment of such loss by the Underwriter, shall be in excess of such Deductible Amount and then for such excess only, but in no event more than the amount of the attached bond, or the amount of coverage under the Unauthorized Signatures Rider, if the amount of such coverage is less than the amount of the attached bond.

(6) Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, limitations, conditions, or provisions of the attached bond other than as above stated.

(7) The rider is effective as of 12:Ol a.m. standard time on 01-OCT-2006 as specified in the bond.


                            By: /s/ Steven E. Liston
                                _________________________
                                Authorized Representative

                      NATIONAL UNION FIRE INSURANCE COMPANY
                                OF PITTSBURGH, PA

                                   RIDER NO. 5

                                 OMNIBUS WORDING

This endorsement, effective 12:01 a.m. 10/01/2006         forms a part of
policy number 6214043      issued to Keeley Funds, Inc..

It is hereby understood and agreed that:

1. If the Insured shall, while this bond is in force, establish any new Funds other than by consolidation or merger with, purchase or acquisition of assets or liabilities of, another institution, such funds shall automatically be covered hereunder from the date of such establishment without the payment of additional premium for the remainder of the premium period.

2. If the Insured shall, while this bond is in force, require an increase in limits to comply with SEC Reg. 17g-1, due to an increase in asset size of current funds insured under the bond or by the addition of new funds, such increase in limits shall automatically be covered hereunder from the date of such increase without the payment of additional premium for the remainder of the premium period.

3. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, limitations conditions or agreements of the attached bond other than as above stated.


                            By: /s/ Steven E. Liston
                                _________________________
                                Authorized Representative